May 22, 2007

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C.

USA  20549

Re: MIGENIX Inc. Form 20-F Fiscal Year Ended April 30, 2006 File No. 0-22966

Dear Mr. Rosenberg,

Thank you for your letter of March 20, 2007 concerning the SEC’s review of our Form 20-F for the year ended April 30, 2006.  We have set out below staff’s comments together with our responses thereon.  For ease of reference we have numbered the comments and our responses in the same manner as your letter.

1.

Staff’s Comment

Item 5. Operating and Financial Review and Prospects, page 42

Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.govldivisions/corpfin/cfcrq032001.htm#secviii. Consistent with comments one and two of our March 28, 2003 comment letter, please provide us in a disclosure-type format, proposed disclosure that provides the following information for each of your major research and development projects or tell us how your current disclosure complies:

a.

The costs incurred during each period presented and to date on the project;

b.

The nature, timing and estimated costs of the efforts necessary to complete the project;

c.

The anticipated completion dates;

d.

The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.

The period in which material net cash inflows from significant projects are expected to commence.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information

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is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response

See attached Exhibit A for proposed disclosure addressing the comment.

2.

Staff’s Comment

Note 16: Collaborative Development, Licensing and Royalty Agreements. page 131

In both Notes 16[a] and 16[b] you disclose that you recognized up-front fees associated with your Cadence Pharmaceuticals Inc. and Cutanea Life Sciences Inc. agreements in the year of receipt because you have limited involvement in the ongoing development of underlying products. In the case of the Cadence agreement you also disclose that you participate in a Joint Management Development Committee. Please explain to us the continuing involvement you have in each of these cases and explain to us why you recognized revenue upon receipt under US GAAP. In your response, please ensure that you discuss all your obligations under your agreements and that you reference the authoritative literature you relied upon to support you US GAAP accounting.

Response

See attached Exhibit B for our response addressing this comment.

3.

Staff’s Comment

Note 18: Reconciliation of Generally Accepted Accounting Principles, page 135

Your table at the bottom of page 136 indicating the impact of significant US GAAP variations on your consolidated balance sheets does not appear to clearly indicate the amount of each material variation between the amounts appearing on your Canadian GAAP balance sheets and the amounts determined under US GAAP as required by Item 17(c)(2)(ii) of Form 20-F. Although this guidance provides latitude in the presentation, the presentation chosen should clearly indicate and describe the GAAP differences on your balance sheets. It is not clear whether you are attempting to present the US GAAP balances or the adjustments that must be made to your Canadian GAAP balances to derive the US GAAP balances. Please provide us in a disclosure-type format, revised disclosure that clearly depicts how you reconcile your balance sheet items from Canadian GAAP to US GAAP.

Response

Please see revised disclosure attached Exhibit C. We will disclose balance sheet reconciliation from Canadian GAAP to US GAAP in this format in our future annual financial statement filings.

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4.

Staff’s Comment

Note 19: Subsequent Events, page 139

In Note 19[a] you indicate that you completed a financing related to the sale of a portion of the future royalties from your license agreements with Cadence and Cutanea. From your fiscal third quarter earnings press release filed on Form 6-K on March 13, 2007, it is apparent that you classify these securities partially in liabilities and partially in equity for Canadian GAAP purposes. Please provide us in a disclosure-type format, proposed disclosure that will explain your classification of these securities for US GAAP purposes. In your disclosure please explain the provisions of these securities that cause you to bifurcate the classification for Canadian GAAP purposes and, if true, why you classify these securities differently for US GAAP purposes. In your response please reference for us separately the authoritative literature you rely upon to support your US GAAP accounting.

Response

See attached Exhibit D for our response addressing this comment.

We trust you will find these responses to be satisfactory for your purposes.  If you have any questions or comments with regards to our responses, please contact Art Ayres at (604) 221-9666 ext 233 or email aayres@migenix.com.

Yours sincerely,

MIGENIX Inc.

“Arthur J. Ayres”

Arthur J. Ayres, CA
Sr. VP Finance, Chief Financial Officer

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Exhibit A: Response to Staff's Comment #1 Item 5. Operation and Financial Review and Prospects, page 42

Below is the text of “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” from the April 30, 2006 Form 20F, starting from page 44 “OPERATING RESULTS” and ending page 46 with proposed disclosure changes shown as blackline:

OPERATING RESULTS

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases. We do not have any products currently approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Product Approval Process).  For information on our drug development programs see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs”. We have been unprofitable since our formation in January 1993 incurring significant operating losses each year and we have incurred a cumulative deficit of $108.7 million to April 30, 2006.

For the year ended April 30, 2006 (“Fiscal 2006”), we incurred a loss of $11.3 million (2005: $10.5 million; 2004: $12.5 million) or $0.16 (2005: $0.18; 2004: $0.26) per common share. The increase in the Fiscal 2006 loss compared to the Fiscal 2005 loss is principally attributable to higher licensing revenues in Fiscal 2005 (see “- Revenues”), partially offset by a reduction in operating expenses in Fiscal 2006 (see “- Operating Expenses”).

Revenues

During Fiscal 2006 we had licensing revenue of $0.2 million (2005: $2.1 million; 2004: $1.2 million) and research and development collaboration revenue of $0.3 million (2005: $0.4 million; 2004: $1.8 million). The Fiscal 2006 licensing revenue is pursuant to the license agreement entered into with Cutanea in December 2005 whereby we received a non-refundable upfront payment of $0.2 million (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases”). The Fiscal 2005 licensing revenue was pursuant to August 2004 collaboration and license agreement with Cadence which included a $2.0 million initial license fee and a $0.1 million premium on an equity investment made by Cadence (see ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-Related Infections”). Research and

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development collaboration revenues for Fiscal 2006 and 2005 were principally pursuant to the sale of omiganan drug substance to Cadence. The Fiscal 2004 licensing and research and development collaboration revenue were pursuant to the license agreement with Fujisawa Healthcare signed in July 2002 and terminated in January 2004.

Over the next five financial years we may earn development and commercial milestone revenue of: (a) up to US$27 million (reduced from US$30 million as certain alternative milestone payments relating to the first phase III study are no longer considered possible) starting with the US and European regulatory submission process and a double digit percentage royalty based on net sales pursuant to our agreement with Cadence Pharmaceuticals; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea Life Sciences. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally we have the opportunity for revenues from our agreements with Pfizer, Wyeth and Spring Bank however at this time we have insufficient visibility as to the underlying programs to estimate the revenues over the next five financial years (if any) from these agreements.

Operating Expenses

Operating expenses decreased in Fiscal 2006 to $12.3 million (2005 $13.2 million; 2004: $15.8 million). The decrease in Fiscal 2006 operating expenses is principally due to a decrease in research and development costs (see “- Research and Development”) and a decrease in general and corporate costs (see “- General and Corporate”).

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

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We use our internal research and development resources, including our employees and facility, across various projects and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses for the periods indicated (Note: change to this table being worked on that may see some “Unattributed Expenses – Other” costs moved to “Program Expenses – Other Projects”; also working on breaking down patent costs by program; submitted in current format so as not to delay response):

	Financial years ended April 30
	2006	2005	2004
	Canadian dollars millions
Program Expenses
Omiganan 1% gel (partnered)	0.0	0.0	1.7
Omiganan for dermatological diseases (partnered)	0.0	0.2	2.0
Celgosivir	2.1	1.2	0.0
MX-2401	0.6	0.6	0.9
MX-4509	0.2	0.7	0.0
Other Projects	0.3	0.2	0.3
Total Program Expenses	3.2	2.9	4.9

Unattributed Expenses
Personnel	2.7	3.3	3.7
Patent costs	0.9	1.0	0.7
Other	0.9	1.4	1.2
Total Unattributed Expenses	4.5	5.7	5.6

Total Research & Development Expenses	$7.7	$8.6	$10.5

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Our Omiganan programs are being advanced by our development and commercialization partners in each of the programs:

•

Our partner for the North American and European development and commercialization of Omiganan 1% gel, Cadence Pharmaceuticals, funds the clinical, regulatory and commercialization costs related to the program and are responsible for manufacturing. We have initiated activities directed at securing a development and commercialization partner in Japan and other territories outside North America and Europe.

•

Our partner, Cutanea Life Sciences, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir, MX-2401 and MX-4509.  In the financial year ending April 30, 2007, we expect:

•

Results in October or November 2006 from a celgosivir Phase II 12 week combination therapy clinical trial in HCV non-responder patients

•

To initiate a celgosivir Phase II 12 week combination therapy clinical trial in HCV treatment naïve patients with 4 week interim results in late calendar 2006 and 12 week results in the first half of calendar 2007

•

To complete manufacturing MX-2401 for the GLP non-clinical studies required for a Clinical Trial Application (the GLP non-clinical studies could be completed approximately 12 months thereafter). Prior to initiating clinical trials with MX-2401 we will need to initiate and complete the manufacture of MX-2401 for the clinical study, submit a CTA and obtain approval from Health Canada for the clinical study, and various other activities.

•

Results by the end of calendar 2006 from two non-clinical studies of MX-4509 in potential neurodegenerative indications, with clinical studies to follow as deemed appropriate (MX-4509 has completed one Phase I study to date)

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At this time, due to the risks inherent in the product development process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing each of our product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our development expenses to be substantial over the next few years as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on more promising product candidates or programs.

Research and development personnel costs for Fiscal 2006 decreased primarily due to a reduced head count as a result of our cost reduction steps in May and June 2005 and ongoing cost containment measures (see “- LIQUIDITY AND CAPITAL RESOURCES”).

Celgosivir program costs increased in Fiscal 2006 compared with Fiscal 2005 due to increased activity in the program including: phase IIb combination study initiated November 2005; phase IIa monotherapy trial initiated in Fiscal 2005 (October 2004) and completed in Fiscal 2006 (September 2005); and other activities (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS

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OVERVIEW – Drug Development Programs – Anti-infectives - Celgosivir: Treatment of Chronic HCV Infections”).

MX-4509 program costs decreased in Fiscal 2006 compared with Fiscal 2005 due to the decision to pursue potential orphan indications, and not proceeding with the planned phase I/II trial in Alzheimer’s patients (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Degenerative and Metabolic - “17α – estradiol sodium sulphate (MX-4509): Treatment of Neurodegenerative Diseases”).

Costs in the omiganan programs in Fiscal 2006 were nominal as our partners fund the development costs for these programs and in the case of omiganan for dermatological diseases we were delaying certain development work until a partner was secured (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-Related Infections”) and “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases”).

MX-2401 program costs in Fiscal 2006 are net of a $0.2 million (2005: $0.5 million; 2004: $nil) reduction resulting from the Technology Partnerships Canada government assistance (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”).

General and Corporate

General and corporate expenses decreased in Fiscal 2006 to $3.4 million (2005: $3.8 million; 2004: $3.6 million).  The decrease in Fiscal 2006 is primarily due to decreased legal and other costs. Personnel costs were $2.2 million in Fiscal 2006 (2005: $2.2 million; 2004: $2.5 million).

Amortization

Amortization expense in Fiscal 2006 for capital assets was $0.3 million (2005: $0.3 million; 2004: $0.3 million).

Amortization expense in Fiscal 2006 for intangible assets was $0.7 million (2005: $0.5 million; 2004: $0.3 million). The increase in Fiscal 2006 is due to primarily to the amortization of the MX-4509, MX-4565 and MX-4042 programs acquired August 31, 2004 (see “Capital and Intangible Asset Expenditures”).

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Write-down of Intangible Assets

Pursuant to quarterly reviews during Fiscal 2006 we determined that write-downs were appropriate in respect of certain preclinical HBV and HCV compounds acquired from Origenix in 2002 (see ““ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives -  Nucleic Acid Program: Treatment of Hepatitis B Virus (“HBV”) and Hepatitis C Virus (“HCV”) Infections”) and the MX-3108 obesity program acquired as part of the MitoKor acquisition (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Degenerative and Metabolic - MX-3108: Treatment of Obesity”). These write-downs resulted in a $0.1 million charge to operations and did not have a significant impact on our operations. During Fiscal 2004 we determined that write-downs were appropriate in respect of the HCV replication assay and the MX-1121 HPV oligonucleotide programs - these write-downs resulted in a $1.1 million charge to operations.

Other Income and Expenses

Other income and expenses includes two principal items: (1) interest income generated from investments of our cash balances; and (2) foreign exchange gains and losses on our United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances. See “ITEM. 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Interest income for Fiscal 2006 was $0.3 million (2005: $0.4 million; 2004: $0.6 million). The decrease in Fiscal 2006 interest income resulted from lower average cash, cash equivalent and short-term investment balances.  The average rate of return for Fiscal 2006 was 2.6% (2005: 2.2%; 2004: 2.8%).

We incurred a nominal foreign exchange loss in Fiscal 2006 (2005: $0.1 million; 2004: $0.2 million).

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Exhibit B: Response to Staff's Comment #2 Note 16: Collaborative Development, Licensing and Royalty Agreements, page 131

The main issue to consider in determining the appropriate accounting treatment for the up-front payments from the Company’s agreements with Cadence Pharmaceuticals and Cutanea Life Sciences relates to the concept of “multiple deliverables” and whether the terms of the respective licenses contain multiple “units of accounting” (EIC-141 in Canada and EITF 00-21 and SAB 101 in the U.S.). The 2 key criteria to establish separate units of accounting are i) does the delivered unit have value on a stand-alone basis to Cadence and Cutanea, respectively, and ii) is there objective and reliable evidence of fair value.  The key point from the various Canadian and U.S. guidance as it relates to MIGENIX is whether MIGENIX has fulfilled it’s obligation to each of Cadence and Cutanea (and thus earned the revenues) upon transferring the rights to develop and market the products licensed to Cadence and Cutanea.

Note: the guidance in EIC-141, which establishes revenue recognition criteria within the separate units of accounting, is assessed as being met as it is management’s conclusion that all of the conditions for recognition of the up-front payments as revenue have been met at the time the licenses were signed and funds received. The significant risks and rewards of ownership have been transferred to each of Cadence and Cutanea, there are no continuing MIGENIX managerial involvement in or effective control of the goods transferred to a degree usually associated with ownership, there is reasonable assurance regarding measurement of consideration, there is persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is assured.

Cadence Agreement

The following is a summary discussion of responsibilities under the license agreement between MIGENIX and Cadence Pharmaceuticals:

Joint Development Management Committee (JDMC):

Pursuant to the agreement a JDMC was formed to oversee, review and coordinate the development of the product. The JDMC was set up as a way for MIGENIX to protect its interests in the license going forward – these interests include future milestone payments (milestones are both development and commercial sales related thresholds) and royalties based on net product sales. The JDMC was in addition to some early diligence obligations placed upon Cadence and is more substantive protection than simply requiring progress reports from Cadence. Longer term diligence obligations are more difficult to set and hence the JDMC provides MIGENIX longer term protection of its

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interests. The JDMC is comprised of three voting representatives of each of MIGENIX and Cadence. Cadence is entitled to select one member of the JDMC to act as the chairperson of the JDMC and MIGENIX is entitled to select one member of the JDMC to act as the secretary of the JDMC. Cadence has tie breaking vote in the event of a tied JDMC vote (i.e. Cadence controls the JDMC). The JDMC meets quarterly (frequency can be changed by the JDMC or JDMC can meet upon reasonable request of either party) – the JDMC is not involved in daily management, planning, decision making etc. The JDMC does not bring any special qualifications to the program (Cadence on its own has the people and resources to advance the program), but rather serves as a mechanism for MIGENIX to be informed as to the steps being taken by Cadence to advance the program to the commercialization stage.

Product Development:

Cadence has responsibility for the clinical development of the Product including a timeline, as approved by the JDMC.  Cadence funds 100% of all product development costs for the product in the territories and field they have licensed from MIGENIX.  Cadence may from time to time engage MIGENIX to perform regulatory, clinical and other development work pursuant to a development subcontract (none to date) and will pay MIGENIX for such services.

Technology Transfer:

MIGENIX is to provide various technology transfer services to Cadence. For the first three months of the agreement Cadence was required to pay MIGENIX’s out-of-pocket costs for such technology transfer services and thereafter MIGENIX is entitled to charge Cadence, at a rate of US$175/hr plus out-of-pocket costs, for the costs of providing the technology transfer services.

Manufacture and Supply:

Cadence is responsible for the manufacture of product under the agreement. MIGENIX shall cover 50% of the manufacturing development costs for the compound to a maximum of $2,000,000 solely from future royalties due from Cadence (if any). MIGENIX is to make available to Cadence: (i) at MIGENIX’s out-of-pocket cost, all or part of MIGENIX’s existing GMP drug substance inventory; (ii) at one-half of MIGENIX’s out-of-pocket cost, all or part of MIGENIX’s Reference Standard inventory and non-GMP inventory (Note: GMP inventory is the significant inventory; all inventory was originally expensed as

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part of research and development costs as it was deemed to have no alternative uses).

Marketing and Sales:

Cadence is solely responsible for the making, manufacture, marketing, advertising promotion, sale, distribution and commercialization of the product and shall fund 100% of all marketing and sales expenses.

Insurance

Pursuant to section 10.5 of the agreement both Cadence and MIGENIX are to maintain: (a) general liability insurance including contractual liability coverage with bodily injury, death and property damage; and (b) clinical studies and product liability insurance (obligation for product liability insurance starts with first commercial sale).

Patent Prosecution and Maintenance

Pursuant to section 7.2 of the agreement MIGENIX is responsible at its expense to obtain and maintain the patent rights set forth in the agreement.

Analysis Cadence Agreement:

Per the terms of the Collaboration and License Agreement with Cadence, Cadence has responsibility in the field and territories under the license for each of: product development, manufacturing and marketing and sales of the product and will fund 100% of these activities. MIGENIX has limited involvement through representation on the JDMC, for which there is minimal cost to be incurred by MIGENIX (quarterly meetings, three personnel). The role of the JDMC is principally oversight for the benefit of MIGENIX and Cadence has the hammer in any votes of the JDMC. As part of the license negotiations it was MIGENIX that proposed the JDMC in order to have this oversight – if MIGENIX were to propose that the JDMC disband Cadence would most likely accept as the JDMC is unnecessary to their development and commercialization plans for the product. It is Cadence that prepares the development plans, budgets, regulatory submissions, attends meetings with the FDA, carries out all development activities, etc and pays all costs associated with such activities. The agreement has a provision for Cadence to subcontract MIGENIX to perform work and MIGENIX is to be paid for any such work (Cadence is not obligated to use MIGENIX’s services and no work has been contracted to MIGENIX to date).

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MIGENIX’s technology transfer responsibilities under the agreement were substantially all completed in the first three months of the agreement (MIGENIX was reimbursed for out-of-pocket costs during this period) and after the initial three months of the agreement MIGENIX is to be compensated for such services on an hourly basis (US$175/hr) plus out-of-pocket costs. During calendar 2005 MIGENIX billed Cadence for 110 hours of support services (manufacturing knowledge transfer and assistance, MIGENIX microbiologist participated in investigator meeting in advance of Phase III clinical trial started in August 2005 and sundry other transition matters – MIGENIX in accordance with the license agreement was compensated US$19,250 (US$175/hr) for these services. Since 2005 MIGENIX personnel has responded to questions and information requests from Cadence personnel which MIGENIX deems to be part of being a good partner and has not billed Cadence for the minimal time taken to respond to such requests.

Pursuant to the agreement MIGENIX is to fund solely out of future royalties otherwise payable by Cadence to MIGENIX (if any) up to US$2 million of drug substance process development costs incurred by Cadence (MIGENIX  has no active involvement in this work).

MIGENIX’s responsibility to obtain and maintain patent rights at its expense under the agreement with Cadence is to protect MIGENIX’s existing patents. As a result of MIGENIX only licensing a limited field and territories to Cadence, MIGENIX must maintain control over patent prosecution and maintenance for its omiganan patent portfolio. Individual omiganan patents may be licensed to multiple parties (e.g. different fields of use). For example MIGENIX has licensed another field (i.e. dermatological uses) for omiganan to Cutanea Life Sciences and may license several of the omiganan patents to other parties.

The requirement to maintain general liability insurance and clinical studies insurance applies to both Cadence and MIGENIX and is a normal part of MIGENIX’s business. The requirement to carry product liability insurance starts with the first commercial sale of product and as such is linked to future royalty revenues from Cadence.

Therefore, there is very limited ongoing involvement of MIGENIX in the development of CPI-226 after its license agreement with Cadence (i.e. only deliverable is transferring the rights to the technology and transfer of knowledge; main ongoing responsibilities are: patent prosecution and maintenance, maintaining insurance, and paying a portion of manufacturing development costs from future royalty income; additionally MIGENIX has oversight ability through its

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participation on the JDMC). The granting of the license has stand alone value to Cadence as they do not require further assistance from MIGENIX and there is reliable fair value evidence based on the negotiated cash value of the license fees. Accordingly, as MIGENIX has no ongoing obligation for future deliverables the up-front license fee should be recorded as revenue immediately (as opposed to deferring and amortizing into income).

Cutanea Agreement

The following is a summary discussion of responsibilities under the license agreement between MIGENIX and Cutanea Life Sciences:

Product Development:

Cutanea has responsibility for the clinical development of the product to secure the marketing approval. Cutanea funds 100% of all product development costs for the product. Additionally Cutanea is responsible for marketing and sales.

Cutanea is to provide MIGENIX on a semi-annual basis with reports on material development efforts and forecasts / plans for future efforts in the following year. MIGENIX is permitted to provide input and comments on future development, however Cutanea has the right to either accept or reject such input and/or comments in whole or in part in Cutanea’s sole discretion for any reason whatsoever, and Cutanea has the final sole right and responsibility and decision-making authority for all matters related to any such report(s).

Technology Transfer:

MIGENIX is to provide technology transfer services to Cutanea. From the effective date of the agreement (Dec 7/05) to April 15/06 (~ 4 months), MIGENIX was entitled to recoup 100% of its out-of-pocket costs of the technology transfer to Cutanea. Commencing after April 15/06, MIGENIX is entitled to charge Cutanea, at a rate of US$175/hr plus out-of-pocket costs, for the costs of providing technology transfer services. Since April 2006 MIGENIX personnel have responded to questions and information requests from Cutanea personnel which MIGENIX deems to be part of being a good partner and has not billed Cutanea for the minimal time taken to respond to such requests.

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Manufacture and Supply:

Cutanea is responsible for the manufacture of all product for sale in the territories licensed by Cutanea and is entitled to contract directly with manufacturing suppliers. MIGENIX shall cover from its future royalties from Cutanea (if any) 40% of the manufacturing development costs (process development, scale-up and analytical/QA method development) up to a maximum of US$500,000.

Under the agreement, MIGENIX is to make available to Cutanea at MIGENIX’s out-of-pocket cost, all or part of MIGENIX’s existing GMP and non-GMP inventory of compound (this inventory was previously expensed by MIGENIX as research and development as it was deemed to have no alternative uses).

Insurance

Pursuant to section 14.3 of the agreement both Cutanea and MIGENIX are to maintain: (a) general liability insurance including contractual liability coverage with bodily injury, death and property damage; and (b) clinical studies and product liability insurance (obligation for product liability insurance starts with first commercial sale).

Patent Prosecution and Maintenance

Pursuant to section 9.2 MIGENIX is responsible at its expense to obtain and maintain the patent rights set forth in exhibit 1.23 to the agreement.

Analysis Cutanea Agreement:

Per the terms of the Agreement, MIGENIX has very limited involvement in the development and commercialization of CLS001. Cutanea will have responsibility for each of; product development, manufacturing and marketing and sales of the product and will fund 100% of these activities.  MIGENIX will have very limited involvement through adhoc input (if any) thorough reviewing and commenting on the semi-annual development report, however Cutanea has the ultimate planning and decision making power as to the clinical development and manufacturing strategy and Cutanea is not obligated to use MIGENIX services for any aspect of product development and/or commercialization.

MIGENIX’s technology transfer services under the agreement were substantially all completed in the first four months of the agreement (MIGENIX was reimbursed for out-of-pocket costs during this period) and after the initial four months of the

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agreement MIGENIX is to be compensated for such services on a hourly basis US$175/hr) plus out-of-pocket costs.

Pursuant to the agreement, MIGENIX is to fund solely out of royalties otherwise payable by Cutanea to MIGENIX (if any) up to US$500,000 of drug substance process development costs incurred by Cutanea.

MIGENIX’s responsibility to obtain and maintain patent rights at its expense under the agreement with Cutanea is to protect MIGENIX’s existing patents. As a result of MIGENIX only licensing a limited field to Cutanea, MIGENIX must maintain control over patent prosecution and maintenance for its omiganan patent portfolio. MIGENIX has licensed another field for omiganan to Cadence Pharmaceuticals and may license several of the omiganan patents to other parties.

The requirement to maintain general liability insurance and clinical studies insurance is a mutual obligation of the parties and a normal part of MIGENIX’s business. The requirement to carry product liability insurance starts with the first commercial sale of product and as such is linked to future royalty revenues from Cutanea.

Therefore, there is and will be very limited ongoing involvement of MIGENIX in the development of CLS001 going forward (i.e. only deliverable is transferring the rights to the technology and transfer of knowledge; main ongoing responsibilities are: patent prosecution and maintenance, maintaining insurance, and paying a portion of manufacturing development costs from future royalty income). The granting of the license itself has stand alone value to Cutanea as it does not require further assistance from MIGENIX and there is reliable fair value evidence based on the negotiated cash value of the license fee.  Accordingly, as MIGENIX has no ongoing obligation for future deliverables the up-front license fee should be recorded as revenue immediately (as opposed to deferring and amortizing into income).

pg 17/30

Exhibit C: Response to Staff's Comment #3 Note 18: Reconciliation of Generally Accepted Accounting Principles

The following is the proposed format of the revised disclosure for the balance sheet reconciliation from Canadian GAAP to US GAAP (Note: change is the balance sheet reconciliation on next page and the addition of references in the statement of loss reconciliation):

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years. Under US GAAP, the Company’s acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

[b]

Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 and applies to options granted on or after May 1, 2002. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $nil in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2006 [2005 - $nil; 2004 - $5,000]. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the year ended April 30, 2004: risk free interest rates of 3.3%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 91.6%; and a weighted average expected life of the options of five years.

[c]

SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company classifies its short-term investments as held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the pg 18/30

consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company’s intent to hold the underlying securities to maturity.

[d]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income was $nil as at April 30, 2004, 2005 and 2006.

[e]

For purposes of Canadian GAAP, the effect of the change in accounting policy described in note 3[b] is applied retroactively and all prior years have been restated. For purposes of U.S. GAAP, the effect of the change in accounting policy described in note 3[b] is applied as a cumulative effect adjustment to the current year’s reported net loss.

The impact of the significant U.S. GAAP variations from above on the Consolidated Balance Sheets are as follows:

	2006			2005
	CDN GAAP	Cumulative Difference	U.S. GAAP	CDN GAAP	Cumulative Difference	U.S. GAAP

Intangible assets [a]	5,569,091	(5,569,091)	—	6,423,832	(6,409,884)	13,948
Additional paid-in capital / contributed surplus	4,037,948	1,936,197	5,974,145	636,514	1,936,197	2,572,711
Deficit	(108,664,872)	(7,505,288)	(116,170,160)	(97,315,017)	(8,346,081)	(105,661,098)

pg 19/30

The impact of the significant U.S. GAAP variations from above on the Consolidated Statements of Loss are as follows:

	2006	2005	2004
	$	$	$

Loss for the year, Canadian GAAP	(11,349,855)	(10,543,702)	(12,495,089)
Adjustment for amortization and write-down of acquired technology [a]	821,281	514,396	605,237
Adjustment for amortization and write-down of technology licenses [a]	19,512	19,814	687,595
Adjustment for purchase of in-process research and development [a]	—	(5,810,049)	(189,015)
Adjustment to eliminate retroactive change in accounting policy to expense patent related costs	—	—	276,310
Adjustment for stock-based compensation
- non-employees [b]	—	—	(5,000)
Loss for the year before cumulative effect of change in accounting policy, U.S. GAAP	(10,509,062)	(15,819,541)	(11,119,962)

Cumulative effect of change in accounting policy [e]	—	(982,213)	—
Loss and comprehensive loss for the year, U.S. GAAP	(10,509,062)	(16,801,754)	(11,119,962)

Basic and diluted loss per share, U.S. GAAP	$(0.14)	$(0.29)	$(0.23)
Weighted average number of common shares outstanding, U.S. GAAP	73,053,906	58,218,261	47,833,452

pg 20/30

Exhibit D: Response to Staff's Comment #4 Note 19: Subsequent Events, Page 139

Based on the Company’s research in preparing its interim Canadian GAAP financial statements for the three months ended July 31, 2006, the Company determined that the most relevant guidance with respect to the accounting treatment for the convertible royal participation units came from EITF 88-18 (“Sales of Future Revenues”) and CICA HB s. 3861 (“Financial Instruments – disclosure and presentation”). EITF 88-18 was used as no applicable Canadian GAAP guidance was found. Additionally FAS 68 was reviewed and found as being not applicable. The following is a discussion of the provisions of the convertible royalty participation units (“Units”) that caused us to bifurcate the classification for Canadian GAAP purposes pursuant to EITF 88-18 and CICA HB s. 3861.

EITF 88-18

EITF 88-18 discusses a situation whereby an enterprise receives cash from an investor and agrees to pay to the investor for a defined period a specified percentage or amount of the revenue or of a measure of income (for example, gross margin, operating income, or pretax income) of a particular product line, business segment, trademark, patent, or contractual right. The situation addressed in EITF 88-18 is a very similar situation to the Units in that MIGENIX received cash from the purchasers in exchange for specified percentages of future royalties on two potential products (CPI-226 and CLS001) for a defined period of time (15 years) – the guidance is therefore relevant.

The key accounting issues identified in the EITF are as follows:

1.

Whether the enterprise should classify the proceeds from the investor as debt or as deferred income;

2.

How that debt or deferred income should be amortized;

With regard to the first issue as to classification of the proceeds as debt or deferred income, the EITF Task Force reached a consensus that the presence of any one of six specific factors independently creates a rebuttable presumption that classification of the proceeds as debt is appropriate. We addressed each of the six factors and found after extensive deliberations that at least one (possibly three) of the factors existed, and therefore there was a debt component to the Units (equity component discussed below under CICA HB s. 3861). The following is a brief synopsis of the EITF 88-18 analysis:

pg 21/30

1.

Factor: The transaction does not purport to be a sale (that is, the form of the transaction is debt).

Analysis: The Unit transaction was structured as a disposition (i.e. sale) of a portion of MIGENIX’s potential future royalty income from two license agreements. The specific product candidates and associated percentages of future royalty rights are specified in the transaction agreements. An independent trustee was engaged to receive and distribute the future royalty payments to the unit holders and MIGENIX, according to each party’s respective share. The terminology “debt” is never used in any of the agreements and a debt transaction was never contemplated at any time (in fact the Company pursued negotiation of this transaction over another potential transaction that would have been debt). No interest rate is stated in the agreements, there are no repayment dates and no payments are to be made if the products do not achieve commercialization (in this regard, the risks and rewards of ownership have also been transferred to the unit holders, with the exception of the portion of royalty revenue retained by MIGENIX).

Under this factor we concluded the Units were not debt.

2.

Factor: The enterprise has significant continuing involvement in the generation of the cash flows due the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

Analysis: Under both the Cadence (CPI-226) and Cutanea (CLS001) licenses, the ongoing involvement of MIGENIX is very limited (see our response to Staff Comment #2 for discussion of this point). In both situations it was concluded that the ongoing involvement of MIGENIX in the development of the products was sufficiently limited to allow for revenue recognition upon receipt of the up-front payments. The costs of development of both products in the fields and territories licensed is fully paid by Cadence and Cutanea. Additionally Cadence and Cutanea are solely responsible for commercialization of the products.

Under this factor we concluded the Units were not debt.

pg 22/30

3.

Factor: The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.

Analysis: There is no specific provision in the transaction agreements whereby either the company or purchasers have the ability to cancel the transaction via lump sum payment or transfer of assets. However, a conversion of the Units into common shares triggered by either MIGENIX or the purchasers could be considered a lump sum payment or transfer of assets. Thus, the exercise of the conversion option would effectively “cancel” the arrangement.

Under this factor we concluded that the Units could be viewed as debt.

4.

Factor: The investor's rate of return is implicitly or explicitly limited by the terms of the transaction.

Analysis: The rate of return is definitely not explicitly set out in the agreement. One could argue that the $1,000/unit “cap” on royalty distributions implicitly limits the investor’s rate of return. As there is no set timing for the royalty payments and there may in fact be no royalty payments, the rate of return is neither implicit of explicit. Additionally, the fixed conversion price allows for additional “upside” both in absolute dollars and timing as the purchasers’ can opt to take advantage of increases in the market price of MIGENIX shares due to the fixed conversion price of $0.50/unit as an alternative to holding the Units to receive the royalty income. There is no “cap” on the investors return through conversion (i.e. no ceiling on MIGENIX share price). MIGENIX does have the ability to force conversion (i.e.. conversion at issuer’s option), however this requires the 20 trading day weighted average closing price of the Company’s common shares to be $2.00 or greater and the average daily trading volume to be 30,000 or greater (there is no guarantee this will occur or that MIGENIX would exercise this option if it were to occur). On conversion the purchaser can decide to hold the common shares as an investment and/or sell them to realize the gains.

Under this factor we concluded the Units could be viewed as debt.

pg 23/30

5.

Factor: Variations in the enterprise's revenue or income underlying the transaction have only a trifling impact on the investor's rate of return.

Analysis: This is not applicable as the “value” of the Units is on the one hand directly tied to the royalties under the Cadence and Cutanea license agreements. In other words, if there is no ultimate commercialization of a product, there will be no royalty revenue distributed to the purchasers of the Units (zero return excluding the return on a conversion). The other extreme would be maximum royalty distributions whereby the entire $1,000/unit would be distributed to the purchasers. The level of royalties on the products clearly has more than a “trifling” impact on the investor’s rate of return. The conversion feature associated with the Units does provide an element of return not directly associated with revenue derived from the license agreements, however MIGENIX’s future prospects including revenues from the license agreements and other assets of the company will impact the price of the Company’s common shares, thus also having more than a "trifling” impact on the investors rate of return.

Under this factor we concluded the Units were not debt.

6.

Factor: The investor has any recourse to the enterprise relating to the payments due the investor.

Analysis: Payments to the investors are based solely on the future royalty revenues, if any, under the license agreements. There is no recourse against MIGENIX in the event there is no royalty income to be distributed. As the purchasers acquired a portion (variable % and capped) of the royalty income under the license agreements it was not readily feasible to transfer ownership to them. In recognition of this and in the event of default by MIGENIX, the transaction agreements provide the purchasers with: (i) “collateral” relating to the assets directly underlying the royalty income purchased (eg the license agreements and the patents related to CPI-226 and CLS001); and (ii) protection in the event of default by MIGENIX. Provided there are no events of default (see below for these events) by MIGENIX, the investors have no recourse relating to the amount of their investment (i.e. $300/unit) or the maximum royalties payable pursuant to their units (i.e. $1,000/unit).

The purchasers have no security interest (collateral) in any other assets/programs of the Company – their security interest is limited to the pg 24/30

patents and licenses underlying the CPI-226 and CLS001 product candidates. Should there be no or limited commercial sales, the unit holders only course of action would be to convert the Units into MIGENIX common shares.

Events of default are covered in section 6.01 of the Trust Indenture and include: (a) MIGENIX failing to make payments of the purchased royalties; (b) material misrepresentation at time of entering into the transaction; (c) MIGENIX failing to carry out or observe material covenant or condition in the Indenture or the Security agreement; (d) bankruptcy/insolvency; (e) winding up, liquidation or dissolution of MIGENIX except merger etc permitted under Section 8.01 of the Indenture; (f) encumbrancer takes possession of the Collateral, or an amount in excess $100,000 levied against the Collateral; (g) MIGENIX challenges validity/enforceability of the Security agreement; or (h) MIGENIX ceases or threatens to cease to carry on business.

Event of default 6.01 (a) above is the only event of default that specifically deals with the payments due to the investors that would trigger recourse. The transaction however was set up such that all royalties are paid to a third party trustee (Computershare) rather than MIGENIX and then distributed to the unit holders and MIGENIX by Computershare according to each party’s share of the royalties. Therefore this event of default is extremely unlikely (i.e. it is included as a catchall in the event it did somehow occur) and could only occur if the trustee made a mistake in royalty distribution and/or royalties were inadvertently paid directly to MIGENIX despite the directions provided to Cadence and Cutanea to pay royalties directly to the trustee (in both cases would also require that MIGENIX does not remit the funds to the trustee or the unit holders).

With respect to events of default 6.01 (b) thru (h) they are not directly related to the payments due the investors and provide the investors with protection in the event they were “misled’ prior to completing their purchase, MIGENIX fails to carry out/observe material provisions of the transaction agreements, the Collateral provided the purchasers is significantly encumbered and/or MIGENIX ceases to exist other than permitted under the  transaction agreements (i.e. investors lose ability to convert into equity instrument).

The remedies available to the trustee and/or the unit holders in the event of a default (which is not cured) are covered in 6.03 of the Indenture and pg 25/30

include: (a) ability for trustee and unit holders to declare the Remaining Royalty Entitlement payable (this equals $1,000/unit less royalties paid on account of the Unit to date); and (b) security becomes enforceable.

The security interest granted in the transaction, together with specifically the event of default, Section 6.01(a) of the Indenture (summarized above) and the remedies available to the trustee and/or the purchasers of the Units in the event of a default (Section 6.03 of the Indenture, summarized above) make the transaction a “debt” transaction under EITF 88-18. Any liability would only arise in the event of a default that is not cured by MIGENIX.

Under this factor we concluded that the Units were debt.

Due to the convertible feature of the Units we also considered the need to bifurcate the classification of the Units (see CICA HB s. 3861 discussion below).

With regard to the “How that debt or deferred income should be amortized” in the EITF, the Task Force reached a consensus that amounts recorded as debt should be amortized on an effective interest method. The liability component of the Units is being accreted to face value of $29.5 million using the effective interest rate method, taking estimated future royalty payments into account.

CICA HB s. 3861

S. 3861 discusses the requirement to separately classify instruments which have elements of both liabilities and equity. Paragraph .10 states, “The issuer of a financial instrument should classify the instrument, or its component parts, as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definitions of a financial liability and an equity instrument”. Paragraph .17 then goes on to say, “The issuer of a financial instrument that contains both a liability and an equity element should classify the instrument's component parts separately in accordance with paragraph 3861.10”. The inclusion of instruments with convertible features is noted in paragraph 19 which states, “… an issuer recognizes separately the component parts of a financial instrument that creates a primary financial liability of the issuer and grants an option to the holder of the instrument to convert it into an equity instrument of the issuer. A bond or similar instrument convertible by the holder into common shares of the issuer is an example of such an instrument. From the perspective of the issuer, such an instrument comprises two components: a financial liability (a contractual arrangement to deliver cash or other financial assets) and an equity instrument (a call option granting the holder the right, for a specified period of time, pg 26/30

to convert into common shares of the issuer)…. Accordingly, in all cases, the issuer presents the liability and equity elements separately on its balance sheet”.  As the conversion feature in the Units clearly would be captured under s. 3861 as an equity element of a financial instrument, it should be classified separately as equity.

The next step was to determine how to allocate the carrying value of the Units between a liability and equity. Paragraph .22 refers to two approaches that could be used:

1.

assigning to the less easily measurable component (often an equity instrument) the residual amount after deducting from the instrument as a whole the amount separately determined for the component that is more easily measurable; and

2.

measuring the liability and equity components separately and, to the extent necessary, adjusting these amounts on a pro rata basis so that the sum of the components equals the amount of the instrument as a whole

Due to the complexity and subjectivity (i.e. extent of estimates) involved in trying to assign a value to the debt component, management determined that approach two was the most appropriate. Part of the subjectivity and complexity of valuing the debt is the fact that the products from which the royalty stream payable to the investors will be derived are still in development and are subject to significant risks (development risk, regulatory risk, commercialization risk, etc).

The equity component was valued using the Black-Scholes model which is widely accepted as a valid option valuation model. We ran the Black-Scholes model for the conversion option of the Units and the resulting value was Cdn$6.2 million.

The debt component was valued using management prepared cash flow projections for the product candidates underlying the agreements. The Company determined the fair value of the debt component (future royalties payable) to be Cdn$4.0 million.

As the sum of the equity and debt components exceeded the value of the Units as a whole the value was allocated to the equity and debt components on a pro-rata basis. The resulting pro-rata allocation (including impact of warrants to the agent and reflecting allocation of transaction costs to each component) is reflected in the table below (note these figures are before any accretion of the liability component or expensing of the deferred financing costs):

pg 27/30

Assets
Deferred financing costs	526,000

Liabilities
Convertible Royalty Participation Units	3,473,000

Shareholders’ Equity
Equity portion of Convertible Royalty Conversion Units	4,554,000
Contributed Surplus	231,000

As the transaction is part of the Company’s April 30, 2007 financial year the Company has not completed an US GAAP analysis with respect to any differences that could exist compared to the bifurcate classification pursuant to the application of CICA HB s. 3861 (Note: the Company does not prepare a US GAAP reconciliation as part of its interim Canadian GAAP financial statements filed with Canadian securities authorities). It is the Company’s intention to complete this analysis in the preparation of its financial statements for the financial year ended April 30, 2007 to be included in the Company’s Form 20F for such year.

Below is the Company’s note disclosure from its Canadian GAAP interim financial statements for the nine months ended January 31, 2007:

Note Disclosure

On May 3, 2006, the Company completed a financing of $8,840,000 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences. A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit. In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit pg 28/30

based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

In connection with completing the transaction, the Company: [i] paid the agent a cash commission of approximately $707,000 and issued to the agent, warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 (note 6[d][i]); and [ii] incurred approximately $401,000 in legal, professional and other costs of which approximately $275,000 was included in other assets at April 30, 2006. The warrants issued to the agents were determined to have a value of approximately $231,000 using the Black-Scholes option pricing model and have been recorded as contributed surplus (note 6[a][ii]).

The $7,501,000 of net proceeds on issuance of the convertible royalty participation units  has been classified in the Company’s financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: (1) $4,554,000 being allocated to the Equity portion of Convertible Royalty Participation Units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and (2) $2,947,000 being allocated to the carrying value of the Convertible Royalty Participation Units. The aggregate fair value of the fees relating to the transaction of $1,339,000 (inclusive of the fair value of the agents’ warrants) have been applied on a pro-rata basis as follows: (1)

pg 29/30

$813,000 allocated as an offset against the Equity portion of Convertible Royalty Participation Units; and (2) $526,000 allocated to the carrying value of the Convertible Royalty Participation Units, as deferred financing costs.  The $3,473,000 initial carrying value of the Convertible Royalty Participation Units will be accreted to the maximum royalties payable of $29,465,000 (reduced for actual royalties paid and any units converted into common shares) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss. The deferred financing costs will be amortized to accretion expense over the estimated term of the Convertible Royalty Participation Units, being ten years. For the three and nine months ended January 31, 2007, the accretion of the Convertible Royalty Participation Units (including amortization of deferred financing costs) amounted to $389,000 and $1,108,000 respectively. Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component (less the carrying value of the deferred financing costs) would be reclassified as common share capital.

pg 30/30